SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Annual Shareholder Meeting for the Fund was held on December 6, 2010 (the "meeting"). At the meeting, Trustee James A. Bowen was elected a Class III Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2013. In addition, Trustees Thomas R. Kadlec and Robert F. Keith (previously elected as "Preferred Trustees" at the 2009 annual meeting of shareholders of the Fund) were elected as "Common Share Trustees." Thomas R. Kadlec was elected a Class I Trustee for a one-year term expiring at the Fund's annual meeting of shareholders in 2011, and Robert F. Keith was elected a Class III Trustee serving a three-year term expiring at the Fund's annual meeting of shareholders in 2013. The number of votes cast in favor of Mr. Bowen was 13,360,934 and the number of abstentions was 1,394,726. The number of votes cast in favor of Mr. Keith was 13,362,646 and the number of abstentions was 1,393,014. The number of votes cast in favor of Mr. Kadlec was 13,364,342 and the number of abstentions was 1,391,318.

The meeting was continued to December 20, 2010, at which time shareholders approved a new Investment Management Agreement for the Fund. The number of votes cast in favor of the New Investment Management Agreement was 10,116,685, the number of votes against was 763,734, and the number of abstentions was 371,087. The terms of the New Investment Management Agreement are substantially similar to the terms of the previous agreements.